June 2010
Filed pursuant to Rule 433
Registration Statement No. 333-166286
June 2, 2010

Issuer:     Republic First Bancorp, Inc.
Offering:     Follow-on Common Stock
Gross Amount Offered:   $30.0 million
Over-Allotment Option:   15%
Exchange / Symbol:   NASDAQ / FRBK
Market Capitalization (as of 5/28/10):  $31.3 million
Use of Proceeds:    General corporate purposes
Book-Running Managers:   Sandler O’Neill + Partners, L.P.
      and RBC Capital Markets

Offering Summary

History of Republic Bank
Timeline of Events
• 1987: Republic Bank founded by Harry D.
 Madonna, current Chairman and CEO
• 1996: Republic Bank merges with
 Executive First Bank and becomes
 Republic First Bank
• 2008: Engaged Vernon W. Hill, II as a
 consultant and began to hire former
 Commerce Bank management team
• 2009: Initiated transformation of bank to
 Retail oriented, Customer friendly,
 Commerce model
• 2010: Begin rebranding to Republic Bank
Headquarters: Philadelphia, PA
Store Count: 12
Assets: Approximately $1.0B at
March 31, 2010

Republic Bank - Inside Ownership
Total Shares
Currently Held*
% of
Outstanding
Shares
Harry D. Madonna
1,196,322
9.8%
Vernon W. Hill, II
923,077
7.6%
All Other Directors,
Executive Officers and
Related Parties
1,603,040
13.1%
Total
3,722,439
30.5%
●  Insiders, including Mr. Hill and Mr. Madonna, have expressed an interest in maintaining their pro rata interests through the offering

* Assumes full conversion of outstanding Trust Preferred Securities

The Republic Difference
• Converting to a Power Retailer
 – Focus on customer service and convenience
 – Create a strong brand
 – Invested $8.3 million during 2009 in store renovations
• Deposit Driven
 – Focus on core deposits*
 – 37% core deposit growth from 12/31/08 to 3/31/10
• Manage loan growth with a focus on asset quality
 – Loan to deposit ratio reduced from 105% to 79% from
 12/31/08 to 3/31/10
* Core Deposits are defined as Total Deposits less Public and Brokered Deposits

6

Republic Store Footprint
* Prospective stores are subject to regulatory approvals

New Management Team
Andrew Logue President and Chief Operating Officer	1991 - 2008, Commerce Bancorp, Inc. Senior Operations Officer / Enterprise Risk Management
Rhonda Costello Chief Retail Officer	1985 - 2008, Commerce Bancorp, Inc. Senior Retail Officer & Dean of Commerce University
Jay Neilon Chief Credit Officer	1991 - 2008, Commerce Bancorp, Inc. Senior Philadelphia Credit Officer
Frank Cavallaro Chief Financial Officer	1997 - 2009, Commerce Bancorp, Inc. Vice President / Finance Department
Steve McWilliams Commercial & Industrial Loans	2001 - 2009, Commerce Bancorp, Inc. Regional Vice President / Pennsylvania Metro Market
Rob Worley New Jersey Market Manager	1992 - 2009, Commerce Bancorp, Inc. Market President / Washington, DC Metro Market Regional Vice President / South Jersey Market
Current Position   Prior Experience
• Reuniting the old Commerce team; 30+ Commerce hires to date

Rationale For Offering
• Excellent opportunity to gain market share
• Unique timing to capitalize on a proven retail model
 – Renovate & upgrade existing store network
 – Relocate certain existing stores
 – Roll-out Southern NJ growth strategy
• Very strong capital ratios
	Actual 3/31/10	As Adjusted*
- Leverage Ratio	8.35%	11.64%
- Tier I Capital	10.43%	14.53%
- Total Capital	11.90%	15.79%
* Giving effect to the sale of $30 million of common stock

Republic Bank Strategy
• Build a platform that continues to attract experienced banking talent
 – Vernon Hill is an 7.6% owner and consultant to the Company
 – 33 strategic new hires since June 2008
 – 12 existing store locations in the metro Philadelphia market
 – Additional stores planned with a focus on the South Jersey region
• Transform to a Retail oriented, Customer friendly model
 – Renovate and upgrade existing store network
 – Enhance the customer experience
 – Improve and expand product offerings
• Strengthen the balance sheet
 – Increase core deposits
 – Reduce loan / deposit ratio
 – Maintain strong liquidity & reserve levels
 – Jay Neilon was hired as Chief Credit Officer in December 2008
 – Loan portfolio thoroughly examined by management in 2009
 – Continue to aggressively manage asset quality

Organic Growth Opportunity
Source: SNL Financial; Deposit data as of 6/30/2009
(1) Pennsylvania counties: Delaware, Montgomery and Philadelphia; New Jersey counties: Atlantic, Burlington, Camden, Cape May and Salem
• Philadelphia metro market is experiencing a significant level of disruption
• Republic First core deposits increased by 37% from 12/31/08 to 3/31/10

Capital Summary
	Actual 3/31/10	As Adjusted*
Capital Ratios
- Leverage Ratio	8.35%	11.64%
- Tier I Risk-Based	10.43%	14.53%
- Total Risk-Based	11.90%	15.79%
- Tangible Common Equity	6.74%	9.54%
* Giving effect to the sale of $30 million of common stock

	12/31/07	12/31/08	12/31/09	03/31/10	Change Since 12/31/08
Assets	$ 1,016	$ 952	$ 1,009	$ 968	+2%
Core Deposits	597	502	719	690	+37%
Loans	813	775	681	666	-14%
Loan / Deposit Ratio	104%	105%	77%	79%	-25%
Assets, Deposits & Loan Growth
($ in Millions)

Total Cost of Funds
LTM Funding Costs (%)
• Republic’s total funding costs are below the cost incurred by its peers
• In the long term, net interest margin will be enhanced by a stronger retail customer base
Source: SNL Financial; Financial data as of the quarter ended March 31, 2010
PA Peers include publicly traded banks headquartered in Pennsylvania with assets between $500mm-$2.5 bn
U.S. Peers include public banks with assets between $500mm-$2.5 bn

Investment Securities Portfolio
March 31, 2010
* $2.8 million in OTTI charges have been taken since the 4th quarter of 2008
	Book Value	Current Market Value	Unrealized Gain/(Loss)	% of Portfolio

Agency MBS	38,247	40,908	2,661	23%
Agency CMOs	99,000	97,985	(1,015)	56%
Agency Bonds	18,991	19,144	153	11%
Municipal Securities	10,390	9,533	(857)	5%
Corporate Bonds	5,990	6,214	224	4%
Pooled Trust Preferred Securities *	6,640	2,478	(4,162)	1%
Other Securities	181	156	(25)	-%

Total AFS Securities	179,439	176,418	(3,021)	100%
($ in Thousands)
AAA Rated

	YTD 12/31/07	YTD 12/31/08	YTD 12/31/09	QTD 3/31/10
Earnings per Share - GAAP Reported	$0.65	($0.04)	($1.07)	($0.37)
Adjustments (After Tax):
Unusual Credit Costs(1)	-	0.47	0.85	0.32
Impairment Charges(2)	-	0.09	0.12	0.01
Merger-Related Expenses(3)	-	0.02	0.14	0.06
FDIC Assessments(4)	-	-	0.08	-
Pre-Credit, Core Earnings per Share	$0.65	$0.54	$0.12	$0.02
EPS - Pre Credit Core Earnings*
*Pre-Credit Core Earnings per Share in a Non-GAAP financial measure. See Appendix A for additional detail.
(1)  Extraordinary provision for loan losses and OREO costs
(2)  OTTI impairment charges on securities portfolio
(3)  Charges associated with the abandoned Metro Bank merger
(4)  One-time and increased FDIC assessment costs

06/30/08
12/31/08
06/30/09
12/31/09
03/31/10
Commercial Real Estate
Income Properties
 376,872
 375,159
 370,448
 385,791
 380,078
Construction
 184,724
 177,098
 163,288
 72,567
 73,684
Land Development
 33,552
 33,777
 31,505
 35,099
 31,695
Owner Occupied
 87,802
 76,792
 69,808
 87,111
 85,126
Total Commercial Real Estate
 682,950
 662,826
 635,049
 580,568
 570,583
Commercial and Industrial
 78,932
 84,203
 84,974
 80,053
 77,682
Consumer
 28,993
 36,053
 27,995
 33,197
 31,171
Total Loans (Gross)
790,875
 783,082
 748,018
 693,818
 679,436

Loan/Deposit Ratio
108%
105%
91%
77%
79%
Loan Trends
($ in Thousands)

Asset Quality
	12/06	12/07	12/08	12/09	3/10
Non-Performing Assets / Assets	0.74%	2.55%	2.72%	3.93%	4.94%
Non-Performing Loans ($mm)	$ 6.9	$ 22.3	$ 17.3	$ 26.0	$ 36.7
OREO ($mm)	$ 0.6	$ 3.7	$ 8.6	$ 13.6	$ 11.0
OREO / Non- Performing Assets	8.0%	14.2%	33.1%	34.3%	23.1%
Loan Loss Reserve / Loans	1.02%	1.04%	1.07%	1.85%	2.02%
Total Delinquencies(1)	0.32%	0.63%	1.62%	5.35%	4.36%
Net Charge-offs / Avg. Loans	0.13%	0.14%	0.96%	1.33%	2.74%
(1) Includes accruing loans 30 - 89 days past due as a percentage of total loans

• A significant level of resources continue to monitor and
 assess asset quality
• Criticized and classified loan migration declined during
 the first quarter 2010
• Nearly 23% of the Non-Performing Asset total has been
 transferred to the OREO portfolio as of 3/31/10
• The average write-down on assets classified as OREO
 was 40% at 3/31/10
Asset Quality

* Assumes $30 million capital raise issuing 10.0 million shares @ $3.00 per share
** PA Peers include publicly traded banks headquartered in Pennsylvania with assets between $500mm-$2.5bn
Republic Bank - Valuation Snapshot
Price / Tangible Book Value Analysis
(using current price @ $3.00 per share)
Book
Price/Book
 PA
Price
Value
Ratio
Peers**
Current
$ 3.00
$ 6.18
49%
131%
Post Offering *
$ 3.00
$ 4.63
65%
131%
Average Price/Book
-
-
123%
194%
 Ratio Over Last 5 Years

Summary
• New Model
 – Transformation to Retail Banking model
 – Customer Service & Convenience
 – Deposits, Deposits & Core Deposits
• New People
 – Reunite Commerce Team to execute Retail strategy
 – Commitment to common goal - Repeat History
• Strong Capital
 – Current offering will provide capital to execute growth plan
• Price to Book Value
 – Current valuation is attractive for potential investors
• Substantial insider participation

Forward Looking Statements
Certain statements included herein are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to as the
Securities Act.  All statements other than statements of historical facts contained herein, including statements regarding our plans, objectives, goals, strategies, future events, capital expenditures, future results, our competitive strengths, our business strategy and the trends in our industry are forward-looking statements.  The words
“believe,” “may,” “could,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “appear,” “future,” “likely,” “probably,” “suggest,” “goal,”
“potential”and similar expressions, as they relate to us, are intended to identify forward-looking statements.  All statements, other than statements of historical fact, included herein regarding our financial position, business strategy and plans or objectives for future operations are forward-looking statements.

Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements.  For example, and in addition to the “Risk Factors” discussed in the Registration Statement on Form S-1 (Registration No. 333-166286),
risks and uncertainties can arise with changes in:

·  general economic conditions, including current turmoil in the financial markets and the efforts of government agencies to stabilize the financial system;
·  the adequacy of our allowance for loan losses and our methodology for determining such allowance;
·  adverse changes in our loan portfolio and credit risk-related losses and expenses;
·  concentrations within our loan portfolio, including our exposure to commercial real estate loans, and to our primary service area;
·  changes in interest rates;
·  business conditions in the financial services industry, including competitive pressure among financial services companies, new service and product offerings by competitors, price pressures, and similar items;
·  deposit flows;
·  loan demand;
·  the regulatory environment, including evolving banking industry standards, changes in legislation or regulation;
·  our securities portfolio and the valuation of our securities;
·  accounting principles, policies and guidelines as well as estimates and assumptions used in the preparation of our financial statements;
·  rapidly changing technology;
·  litigation liabilities, including costs, expenses, settlements and judgments; and
·  other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services.
Readers are cautioned not to place undue reliance on any forward-looking statement, which reflects management’s analysis only as of the date of the statement.
Except as required by applicable law or regulation, we do not undertake, and specifically disclaim any obligation to update or revise any forward-looking statements to reflect any changed assumptions, any unanticipated events or any changes in the future.

In addition, you should refer to the “Risk Factors” section of the Registration Statement on Form S-1 (Registration No. 333-166286) for a discussion of factors that may cause our actual results to differ materially from those which may be inferred from our forward-looking statements.  As a result of these factors, the forward-looking statements herein may prove to be inaccurate.  Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material.  In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, if at all.  Accordingly, you should not place undue reliance on these forward-looking statements.  All subsequent written and oral forward-looking statements attributable to us or the persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements.

Appendix A
Pre-credit, core earnings per share is a non-GAAP financial measure. The most directly comparable GAAP financial measure is earnings per share. Republic’s management calculates pre-credit, core earnings per share to exclude unusual or extraordinary credit related costs, OTTI impairment charges, merger-related expenses and extraordinary FDIC assessments. This non-GAAP information should not be viewed as a substitute for operating performance measures determined in accordance with GAAP, nor is it necessarily comparable to non-GAAP performance measures similarly titled that may be presented by other companies. Management believes this information is meaningful for shareholders to evaluate Republic’s operating performance because it excludes some of the impact of market volatility as it relates to investments in the securities portfolio, extraordinary costs associated with an abandoned merger and FDIC assessment costs and an extraordinary provision for loan losses and OREO costs. Management believes that pre-credit, core earnings per share provides a more normalized measure of operating performance.

Read Registration Statement and Prospectus
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC
Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Sandler O'Neill & Partners, L.P. at (866) 805-4128 or RBC Capital Markets
at (212) 428-6670.